

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 3, 2014

<u>Via E-mail</u>
Mr. Bing Sun
Chief Financial Officer
Daqo New Energy Corp.
666 Longdu Avenue
Wanzhou, Chongqing F4 404000
The People's Republic of China

> **Re: Daqo New Energy Corp.**
> **Form 20-F for the fiscal year ended December 31, 2013**
> **Filed April 14, 2014**
> **Form 6-K dated May 12, 2014**
> **Filed May 12, 2014**
> **Form 6-K dated August 18, 2014**
> **Filed August 18, 2014**
> **File No. 001-34602**

Dear Mr. Sun:

        We have reviewed your correspondence dated August 28, 2014 and filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2013</u>

<u>Item 5. Operating and Financial Review and Prospects</u>

<u>Critical Accounting Policies, page 51</u>

1. We refer to your response to prior comment 1 where you described the impairment test performed for the wafer business in 2013. To the extent that any of your long-lived assets or asset groups have estimated fair values that are not

substantially in excess of the carrying values and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures in your future filings:

- The carrying value of the respective assets or asset groups;
- The percentage by which fair value exceeds the carrying value;
- A description of the assumptions that drive the estimated fair value;
- A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
- A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your long-lived assets or asset groups, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Note 7. Property, Plant and Equipment, Net, page F-22

2. We refer to your response to prior comment 7. Please respond to the following with respect to the Chongqing polysilicon operation:

- Please provide the carrying value before impairment for the land, buildings and idle machinery and equipment at the Chongqing polysilicon business; of this amount, please also tell us how much is attributable to Daqo New Material;
- Please describe the reason for a $155 million impairment of buildings and plant considering that they were acquired a few years ago. Describe the value derived from the direct comparison method under the market approach and the adjustments made to arrive at the final fair value for these assets. Please also tell us the current status of these buildings and plant and whether Daqo Group is utilizing them after the termination of lease with you.

3. Please explain why all of the losses at Daqo New Material are allocated to non-controlling interest, including the impairment losses discussed above.

Form 6-K dated May 12, 2014 and August 18, 2014

4. We note in your response to prior comment 9 where you describe your basis for revising the estimates of the expected useful lives of property and equipment. When discussing the change in your critical accounting policies and estimates in your next Form 20-F, please include information similar to your response. Refer to Item 303 of Regulation S-K.

5. Please explain to us the components and corresponding assets related to the non-operational Chongqing polysilicon costs disclosed as a non-GAAP reconciling item in your earnings release for the quarters ended March 31, and June 30, 2014. Please clarify in your future filings whether you expect these costs will continue to occur.

You may contact Li Xiao, Staff Accountant, at (202) 551-4391 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant